STATEMENT OF GLOBAL HEALTHCARE EXCHANGE, LLC

Pursuant to the letter from Michael Pressman to David Michaels, Esq., dated December 8, 2005, Global Heatlthcare Exchange, LLC (“GHX”) hereby acknowledges that:

1.	GHX is responsible for the adequacy and accuracy of the disclosure concerning GHX in (i) the Preliminary Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Neoforma, Inc. on November 10, 2005, and any amendments thereto (the “Proxy Statement”) and (ii) the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder by Neoforma, Inc., GHX, VHA Inc. and University Healthsystem Consortium on November 10, 2005, and any amendments thereto (the “Schedule 13E-3”).

2.	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to the Proxy Statement or the Schedule 13E-3 in response to comments from the Staff do not foreclose the Commission from taking any action with respect to either filing.

3.	GHX may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/S/ MICHAEL MAHONEY
Name:	Michael Mahoney
Title:	Chief Executive Officer

Date: January 4, 2006